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                 ORGANIZATIONAL EXPENSE REIMBURSEMENT AGREEMENT

     This AGREEMENT is made this 11th day of September, 2003 by and between SCHRODER GLOBAL SERIES TRUST, a Massachusetts business trust (the "Trust"), and SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC. (the "Adviser").

     WHEREAS, the Trust, on behalf of its sole series of shares, Schroder North American Equity Fund (the "Fund"), and the Adviser have separately entered into an Management Contract (the "Management Agreement");

     NOW THEREFORE, in consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Trust, it is hereby agreed by and between the parties hereto as follows:

1. The Adviser agrees that the Adviser will pay all of the Trust's organizational expenses, provided that the Trust shall reimburse the Adviser for such organizational expenses following such time, not to exceed two years from the date on which the Fund's investment activities commence, as the net assets of the Trust exceed $900 million in value (whether the amounts paid by the Adviser are paid by the Adviser before or after the net assets first exceed such amount). For clarity, the expenses for which the Trust is being reimbursed pursuant to this Agreement do not include fees payable by the Trust pursuant to the terms of the Management Contract.

2. This Agreement may be terminated only by the vote of (a) the Board of Trustees of the Trust, including the vote of Trustees who are not "interested persons" of the Trust within the meaning of the Investment Company Act of 1940, as amended, and (b) a majority of the outstanding voting securities of the Trust.

3. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

4. The Trust's Agreement and Declaration of Trust, including any amendments thereto, is on file with the Secretary of State of the Commonwealth of Massachusetts. This Agreement is executed on behalf of the Trust by the Trust's officers as officers and not individually and the obligations imposed upon the Trust by this Agreement are not binding upon any of the Trust's Trustees, officers or shareholders individually but are binding only upon the assets and property of the Trust.


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     IN WITNESS WHEREOF, the Trust and the Adviser have caused this Agreement to be executed on the day and year above written.

                                          SCHRODER GLOBAL SERIES TRUST


                                          By:    /s/ ALAN MANDEL
                                                 -
                                          Name:  Alan Mendel
                                          Title: Treasurer


                                          SCHRODER INVESTMENT MANAGEMENT
                                          NORTH AMERICA INC.

                                          By:    /s/ MARK J. SMITH
                                          Name:  Mark J. Smith
                                          Title: Executive Vice President










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